                              [OPTICARE LETTERHEAD]

September 16, 2005

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Jim Rosenberg
         Senior Assistant Chief Accountant

RE:  OPTICARE HEALTH SYSTEMS, INC.
     FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
     COMMISSION FILE NO. 001-15223
     FILE NO. 000-11498

Dear Mr. Rosenberg:

     OptiCare Health Systems, Inc. (the "Company") respectfully requests an additional extension of the time frame in which it must respond to the comments contained in the staff's letter of comments (the "Staff Letter") dated August
19, 2005 in connection with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Form 10-K") to Friday, September 30,
2005. As Vincent S. Miceli, the Company's Corporate Controller and Chief
Accounting Officer, explained to Oscar Young today, the Company requests the additional time to respond to the Staff Letter in order to schedule a meeting of its audit committee to approve its proposed response. The Company expects that such audit committee meeting will occur next week. To date, the Company's preparation of its response has been delayed in part because of its proposed merger with Refac, which the Company announced on August 22, 2005, the business day following its receipt of the Staff Letter. The proposed merger has absorbed management time and added additional layers to the Company's approval process.

     Please contact Vincent S. Miceli, Corporate Controller and Chief Accounting
Officer, at (203) 596-2236 if you should have any questions regarding the foregoing.

                                                Very truly yours,

                                                /s/ Christopher J. Walls

                                                Christopher J. Walls
                                                Chief Executive Officer and
                                                  General Counsel